FREYR BATTERY

22-24, BOULEVARD ROYAL, L-2449 LUXEMBOURG

GRAND DUCHY OF LUXEMBOURG

VIA EDGAR

September 8, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re: FREYR Battery

       Registration Statement on Form S-3 (the “Registration Statement”)

       File No. 333-267235

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FREYR Battery (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 12, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, request by telephone that such Registration Statement be declared effective.

Please contact Danny Tricot, of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, outside counsel to the Company, at +44 20 7519 7071, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Oscar K. Brown
Name:	Oscar K. Brown
Title:	Group Chief Financial Officer

cc:    Danny Tricot, Skadden, Arps, Slate, Meagher & Flom (UK) LLP